                              Filed by Forest Oil Corporation and Forcenergy Inc pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Forest Oil Commission File No:  333-39255
                              Forcenergy Commission File No:  333-04600
                              Subject Companies:  Forest Oil Corporation and
                                                        Forcenergy, Inc

THE FOLLOWING IS A TRANSCRIPT AND RELATED SLIDE PRESENTATION USED IN CONNECTION WITH INVESTOR AND ANALYST MEETINGS.

                             FOREST OIL CORPORATION
                                 FORCENERGY INC

             [SLIDE                                      [SLIDE
     Forest Oil Corporation                        Today's Presenters]
        Forcenergy Inc.]

DON STEVENS:

This conference call will include "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements included in this conference call that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are advised to read the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. Forest and Forcenergy will file the joint proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Forest and Forcenergy with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents (relating to Forest) may also be obtained for free from Forest by directing such request to: Forest Oil Corporation, 1600 Broadway, Suite 2200, Denver, Colorado 80202, Attention:
Donald H. Stevens, Vice President and Treasurer; telephone: 303-812-1400; e-mail: InvestorRelations@ForestOil.com. The joint proxy statement/prospectus and such other documents (relating to Forcenergy) may also be obtained for free from Forcenergy by directing such request to: Forcenergy Inc, 3838 North Causeway, Lakeway Three, Suite 2300, Metairie, Louisiana, 70002; Attn: Tom Getten, Vice President and General Counsel; telephone: 504-846-4300.

Forest, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Forest's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

Forcenergy, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Forcenergy's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

BOB BOSWELL:

Good morning and welcome to the first day of the new Forest Oil.

When I was appointed as CEO in 1995 after the Anschutz Corporation made its initial investment in the Forest Oil, our goal at that time was to build Forest Oil within five years to a $1 to 2 billion-dollar enterprise with a clear focus on exploration. Today, we have reached that goal, in part through the merger with Forcenergy.

Before reviewing the merits of this transaction and our plans moving forward, lets briefly review how far Forest Oil has come since the announcement of the Anschutz investment in April of 1995.

                                                                                        PRO FORMA
                                                                    3/31/95            FOR MERGER
========================================================================================================
-    Firm Value                                                      $236 M                $2.1 B
-    Equity Capitalization                                            $65 M                $1.5 B
-    Proved Reserves                                               292 Bcfe               1.4 Tcf
-    Long-Term Debt per BOE                                           $3.55                 $2.70
-    Debt to Book Capitalization                                        99%                   51%

--------------------------------------------------------------------------------------------------------

While these numbers represent top tier growth and certainly are terrific numbers for our industry, the principal goal of the new Forest Oil is to create shareholder value by making smart investments and operating our company efficiently.

Let's talk about what this merger does to create exciting results for both companies' shareholders.

1. It creates one of the nation's largest independent E&P companies in the U.S. and one of the top producers in the Gulf of Mexico, with ownership in 276 blocks.

2. It doubles the cash flow of Forest Oil and captures synergies that should significantly improve the return to shareholders.

3. It creates a company that has significant positions in the highest potential onshore frontier areas in North America for exploration, and with the financial capacity to aggressively participate in these plays. The new Company also has a portfolio of high-potential international exploration plays.

4. We believe the new Forest Oil will have among the industry's best per share exposure to high impact exploration opportunities and the ability to accomplish predictable growth through a portfolio of diversified development.

-------------------------------------------------------------------------------
                                     [SLIDE
                           Summary Transaction Terms]

Listing of following bullets:

-    Common Exchange Ratio:  1.60 Shares
-    Shares Outstanding:     Approximately 48 million, pro forma for 2:1
                             reverse split
-    Equity Ownership:       44% Forcenergy stockholders
-    Structure:              Tax-free; Pooling
-    Company Name:           Forest Oil Corporation
-    Headquarters:           Denver, Colorado
-    Board of Directors:     12 members, 10 existing Forest
-    Target Closing Date:    September/October 2000
-------------------------------------------------------------------------------

By now I'm sure you have read the details of our press release. Let me briefly review the terms: the merger is a tax-free stock-for-stock transaction in which we anticipate using pooling accounting. Forest will issue 1.6 shares for each common share of Forcenergy and also exchange common shares for the preferred stock of Forcenergy. Forest then plans to effect a 2:1 reverse split, starting the new Forest Oil with about 48 million basic shares outstanding. The new company will be named Forest Oil Corporation and will be headquartered in Denver, Colorado. Shareholder votes to approve the merger are expected this fall. Administrative and operational synergies of $10 million per year are expected to be achieved in the merger. This transaction is accretive to cash flow, production and reserves per share as well as reflecting positively on all credit statistics.

The company's near-term goals following the merger are as follows:

1) To maximize the production and returns from our significant position in the Gulf of Mexico.

2) To grow the company's value by maintaining the pace of development of discoveries primarily in the Canadian Foothills and Northwest Territories.

3) To redeploy the excess cash flow into the company's high potential frontier plays in Alaska, Canada, and internationally as a means of substantially increasing the value of the company to our shareholders.

-------------------------------------------------------------------------------
                                    [SLIDE
                                 The New Forest
                             Transaction Rationale]

Listing of following bullets:

-    Attractive North America natural gas story
-    Complementary portfolios generate cash flow to fund exploration
-    Large leaseholder in the Gulf of Mexico shelf
-    Solid onshore long-lived gas assets
-    Significant high impact exploration exposure:
     -    Northwest Territories, Beaufort Sea
     -    Cook Inlet, Alaska
     -    International - South Africa, Switzerland
-    Accretive on a per share basis
-------------------------------------------------------------------------------

This transaction meets the key criteria for a successful combination: a) it creates an attractive balance between exploitation/development and exploration as well as a balance between domestic production and international opportunity;
b) it strengthens our position in our core GOM area; c) it furthers our strategy for building the leading position in the most attractive remaining North American exploration frontier - the land north of the 60th parallel; and, d) it enhances the financial footing of the Company, providing a lower cost of capital and a better ability to fund our drilling and development projects.

-------------------------------------------------------------------------------
                                    [SLIDE
                              The New Forest Oil
                         A Premier Natural Gas Story]

Depicts relief map of the world with portions of North America, Europe, Africa and Asia shaded more lightly to represent the new combined company's natural gas interests.
-------------------------------------------------------------------------------

Now lets turn and review the new Forest Oil. As you all see, we are still primarily a North American natural gas exploration company with operations in Alaska, Canada (NWT & Alberta Foothills), Wyoming, Texas, and the Gulf Coast and finally, our large cash driver offshore Gulf of Mexico.

-------------------------------------------------------------------------------
                                    [SLIDE
                               The New Forest Oil
              Significant Exposure to North American Gas Markets]

The following information was shown in pie graph form:

RESERVES (1)
GOM Offshore               29%
GOM Onshore                20%
Western                    25%
Canada                     14%
Alaska                     12%

UNDEVELOPED ACREAGE (1)(2)
GOM Offshore               15%
GOM Onshore                 2%
Western                    12%
Canada                     58%
Alaska                     13%

PRODUCTION (3)
GOM Offshore               50%
GOM Onshore                13%
Western                    15%
Canada                     12%
Alaska                     10%


(1)  Pro Forma 1999

(2)  Excluding 32.6 million acres of international concessions

(3)  Pro Forma quarter ended March 31, 2000
-------------------------------------------------------------------------------

On a pro forma basis, the new Forest Oil's reserves at December 31, 1999 were over 1.4 Tcfe based on reports audited by outside engineering firms

The cornerstone of our exploration program is the undeveloped acreage in North America. Our approximately 1.3 million acres position the Company in several high potential areas for many years to come.

Let's move on now for a more specific operational review of the new Forest Oil. Gus Zepernick will be our new President and Chief Operating Officer. Gus, who recently served as CEO at Force, following a terrific career at both Flores & Rucks and Ocean Energy, will detail the operations.

-------------------------------------------------------------------------------
                                    [SLIDE
                                Gulf of Mexico
                   Building Scale and Generating Cash Flow]

Listing of following bullets:

-    A leading independent shelf operator
-    Underexploited Forcenergy asset base
-    Optimization of large drilling inventory
-    Economies of scale creates synergies
-    Access to deal flow
-    Utilization of technical resources
-------------------------------------------------------------------------------

GUS ZEPERNICK:

Let's start our operational review in the Gulf of Mexico. The combined company will be one of the largest shelf operators. The new Forest Oil will hold interests in 276 blocks and over 620 blocks of 3D seismic. This is a significant asset base to continue the low-risk exploration strategy the new company teams have been successfully employing. The significant infrastructure the combined company has in place is also particularly beneficial in today's gas market where new production can be brought on line in a matter of days versus months.

The new Forest Oil will be one of the largest independents working the Shelf in the Gulf of Mexico. The combined assets will provide two areas of opportunity - increased inventoried opportunities and direct savings associated with operating a larger property base.

-------------------------------------------------------------------------------
                                    [SLIDE
                          Gulf of Mexico - Offshore
                                 The New Forest]

Depicts map of coast of Gulf of Mexico showing combined company's offshore oil and gas leases, and bullet points stating: (1) 279 Lease Blocks (215 Producing),
(2) 144 Operated Blocks, (3) 60% Average Working Interest, and (4) 359 Platforms (163 Operated).
-------------------------------------------------------------------------------

Forcenergy has developed a large inventory of exploitation and exploration opportunities that when added to the Forest Oil property base will allow the new Company to high grade and choose the best prospects to drill. The new Company's proven track record of achieving high rates of return on the dollars invested in the Gulf of Mexico should continue.

The second area of opportunity will be in cost savings that can be achieved by efficiently operating the combined asset base, a core competency of the GOM business unit. Forest has won one SAFE award and was nominated for the National SAFE Award this year. This demonstrates the Company's commitment to running a safe and environmentally sound operation in a very cost-effective manner. The new Forest Oil believes we will achieve cost savings through the synergies that will be created by the combined property base.

-------------------------------------------------------------------------------
                                    [SLIDE
                                Gulf of Mexico
                              Proven Track Record]

The following information appears via bar charts:

THREE YEAR F&D COSTS
CID                        $1.63
THX                        $1.63
FST GOM                    $1.46
SGY                        $1.45
NFX                        $1.39
BSNX                       $1.30

THREE-YEAR AVERAGE SEC-10 VALUE ADDED PER DOLLAR SPENT (1)
BSNX                                $1.16
FST                                 $1.06
NFX                                 $1.04
THX                                 $0.89
CID                                 $0.80
SGY                                 $0.58


(1)  Represents Forest Oil Corporation results
-------------------------------------------------------------------------------

In reviewing certain key performance statistics of Forest's Gulf of Mexico business unit compared to other Gulf focused operators, you can see the capital in the Gulf has been as efficiently deployed as anybody. Given the expanded inventory of projects and consolidated expertise the performance should improve while generating consistent, stable cash flow.

In the Gulf Onshore, the new Forest Oil consists of long-lived gas reserves primarily in South Louisiana and South Texas. The Forcenergy properties located in the Gulf Coast Onshore consist primarily of small working interests in non-operated properties. While this provides relatively stable sources of predictable cash flow, these assets do not represent opportunities for growth and will most likely be rationalized over-time to provide capital to fund higher potential growth opportunities or to reduce debt.

-------------------------------------------------------------------------------
                                    [SLIDE
                                 Western / GOM
                    Low Risk Exploration and Development]

Depicts relief map of Western U.S. with Wyoming, Texas, Oklahoma and Louisiana shaded more lightly to represent combined company gas reserve locations, and bullet points stating: (1) Long-lived gas reserves, (2) Low risk development opportunities, and (3) Asset optimization.
-------------------------------------------------------------------------------

The Western Business Unit will continue to focus its technical expertise on gas opportunities primarily in the Greater Green River Basin which is considered one of the higher potential onshore basins remaining in the lower 48. The company will carry the momentum of its success in the Jonah field into other tight gas sand opportunities in the area. Assets not possessing either growth or return attributes will also be rationalized over time.

-------------------------------------------------------------------------------
                                    [SLIDE
                                 The Far North
                      High Impact Frontier Exploration]

Depicts relief map of Northwestern Territory and Alaska showing exploration sites at MacKenzie Delta / Beaufort, Cook Inlet, Norman Wells and Liard Plateau, and bullet points stating: (1) World class reserve potential, (2) Largest leaseholder in NWT, and (3) In prime position for northward expansion of infrastructure.
-------------------------------------------------------------------------------

The "Far North" represents one of the largest remaining potential reserve areas for natural gas in North America that is relatively unexplored. The new Forest Oil will have significant, established positions in Canada and Alaska that meet North America's growing demand for clean, reliable, low cost energy.

After a 25-year moratorium, exploration has begun anew in the areas north of the 60th parallel in Canada. Discussions are currently being held regarding the construction of pipelines that will connect the far north regions of both Canada and Alaska in order to start production from prolific discoveries that were made both before the moratorium was initiated and since it has been removed. Exploration in these remote areas requires not only technical acumen but also financial strength to develop large fields that will have significant infrastructure requirements and longer lead times than conventional plays in the lower 48.

-------------------------------------------------------------------------------
                                    [SLIDE
                       Mackenzie Delta / Beaufort Sea]

Depicts small relief map of NW Territory and Alaska as inset of more detailed map of MacKenzie Delta / Beaufort Sea region, sectioned off into the following categories: Canadian Forest significant discovery licenses, recently acquired exploration licenses, recently acquired third party exploration licenses and upcoming lease sale. Also list bullet point stating: 250+ Bcfe of estimate discovered reserves in place.
-------------------------------------------------------------------------------

Previous exploration efforts in the MacKenzie Delta and Beaufort Sea have demonstrated the significant potential of this area. Forest, by way of its acquisition of Atcor in 1996, has an interest in 20 "significant discovery licenses" in this area. We have over 250 Bcfe of reserves net to our interest discovered but not yet productive in the Beaufort Sea. Long-term, we believe there will be a pipeline built to commercialize those reserves. While we are well positioned to add reserves in the Delta once drilling activity begins again, we have also been accumulating acreage along the MacArthur River Valley, the expected route of the new pipeline.

-------------------------------------------------------------------------------
                                    [SLIDE
                             Cook Inlet, Alaska]

Depicts small relief map of NW Territory and Alaska as inset of more detailed map of Cook Inlet displaying leases under Forcenergy/Unocal and Forcenergy and gas fields, and bullet points stating: (1) 7th Largest lease holder of exploration acreage in Alaska, (2) 200,000 Acres under lease, and (3) Redoubt Shoal drilling 4Q 2000.
-------------------------------------------------------------------------------

In Alaska, in the near term, we will be developing and exploring lands held in the Cook Inlet. By virtue of Forcenergy's position, we will be the seventh largest leaseholder in Alaska. The Cook Inlet is an area that was explored initially using 2-D seismic which resulted in large oil and gas discoveries in the 1960's. The area has been relatively dormant since this initial period of exploration due principally to commercial constraints. The potential for the construction of new pipelines to make this area of the United States more accessible to the lower 48 markets and the use of modern technology make this one of the most exciting areas for high potential exploration in the United States. Alaska represents a landmass of some 600,000 square miles and has an estimated gas resource potential of some 300 Tcf or roughly 2 times the proven existing reserve base of the United States. The new Forest Oil's position in Alaska will serve as a platform for establishing an ongoing exploration effort in an area that will become increasingly important to supplying the country's growing energy demands. In the Cook Inlet, Forcenergy recently installed the Osprey platform. Osprey is a new generation drilling and production platform designed to withstand the Cook Inlet's harsh tidal environment. The installation of the platform significantly reduces the marginal costs of drilling and producing in this area.

-------------------------------------------------------------------------------
                                    [SLIDE
                                Ft. Liard Area]

Depicts small relief map of NW Territory and Alaska as inset of more detailed map of Ft. Liard area displaying prospects, and bullet points stating: (1) First well discovered in NWT following a 25-year moratorium, (2) Identified an additional 41 prospects in Liard area only, and (3) Production at P-66A online in May.
-------------------------------------------------------------------------------

Moving East and further South into the NWT and the Liard plateau, we highlight substantial natural gas potential in the area where we recently placed our P-66 well on line. When we made our first discovery in 1997, this area lacked pipeline access. Now our production is on line and we are spudding our B-31 well in just a couple of weeks, which should be at TD around the holiday period of 2000. We also have a 1/3 working interest in Paramount's Mattson play in the southern part of the Plateau. We are seeing interesting aspects to this discovery and coupled with additional seismic, we should drill a number of wells in this play over the next two years. Overall we have identified a number of projects in the Liard plateau which we believe to be potentially high impact. This merger should allow us to commit the capital required to shorten cycle times in this area.

-------------------------------------------------------------------------------
                                    [SLIDE
                               Canada Foothills]

Depicts relief map of Canadian foothills showing Federal, Cutpick/Narraway and Burmis/Waterton locations, and bullet points stating: (1) Large reservoir potential, (2) 40% to 70% average working interest, (3) Significant undeveloped acreage position, (4) Narraway production Q2-00, and (5) Cutpick production Q4-00.
-------------------------------------------------------------------------------

The Alberta Foothills are an exciting area creating near-term production growth for us. Given our substantial leasehold position in this area, coupled with our recently announced Shell exploration joint venture, we now have an enviable lease position in an area of significant proven discoveries. On our joint leased position we have identified a number of projects with world class reserve potential. The wells at our Narraway discovery are now being placed on line and we expect to put the Cutpick field on production in the 4th quarter of 2000. This is an area of huge discoveries and we believe we are in the "right zip code" to have some further exploratory success.

-------------------------------------------------------------------------------
                                    [SLIDE
                                 International]

Depicts relief map of Europe, Africa and Asia showing lighter shaded countries of Italy, Germany, Switzerland, Romania, Gabon, Albania, Tunisia, South Africa and Thailand, representing new combined company locations, and bullet points stating: (1) Exposure to significant natural gas opportunities,
(2) World class high impact prospects, (3) Focus on stranded gas opportunities, and (4) Emerging conversion technologies.
-------------------------------------------------------------------------------

Forest is also building a portfolio of international assets focusing principally on stranded gas reserves and high potential exploration plays. Changing geopolitical conditions and modern technology are providing unprecedented opportunities for independent exploration companies, particularly in natural gas.

We are fortunate to already possess some world class international opportunities. In the near term, we are going to drill potentially high-impact wells in Switzerland and Albania, and drill delineation wells at our Ibhubezi discovery in South Africa.

-------------------------------------------------------------------------------
                                    [SLIDE
                                 South Africa]

Depicts small relief map of Africa as inset of more detailed map of South Africa, identifying gas fields, leads, 2D seismic commitments and 3D seismic surveys, and bullet points stating: (1) 70% Working Interest, (2) Currently delineating field, and (3) Potential for first gas in 2004.
-------------------------------------------------------------------------------

South Africa is typical of the types of opportunities the company is developing internationally. Here the company has used modern technology to analyze an undeveloped natural gas discovery made by the

South African government during the era of apartheid in the Orange River basin off the northwest coast of the country. Forest, with its partner, The Anschutz Corporation, has leased the entire basin, which encompasses roughly 14 million acres. Our preliminary technical analysis led us to conclude that the discovery encountered a world class stratigraphic gas accumulation that has important commercial implications not only for our company but also the country of South Africa. Currently, various alternatives are being investigated with respect to the development of the Ibhubezi field which include the construction of a 425 mile pipeline down the west coast of South Africa connecting industrial needs in Saldhana, Capetown, and Georges in the Southern Cape area. Various gas conversion opportunities are also being examined including gas-to-power and gas-to-liquids projects. The company intends to drill two wells beginning in the fall of this year to further define the field and the characteristics of the reservoir across a larger area. First production is expected in the 2004 to 2005 time frame depending upon the success the company has in establishing commercial markets.

-------------------------------------------------------------------------------
                                    [SLIDE
                            Building Value Over Time
               The Next Ten Years of High Impact Opportunities]

Depicts a bar graph spanning from 2000 to 2010 and illustrating the combined company opportunities in the following regions: Gulf of Mexico, Onshore, Canada Foothills, Alaska, Liard Plateau / Norman Wells, South Africa, MacKenzie Delta / Beaufort Sea and Other International.
-------------------------------------------------------------------------------

This slide shows the exciting new dimensions and opportunities for growth in the new Forest Oil. As you will note the company has a number of fronts that should generate tremendous growth and profitability for the company for many years in the future. We need a sturdy foundation on which to build our longer-term value. This merger buttresses this foundation to allow us to organically grow significantly over the next several years.

As in any transaction, we should run through some financial characteristics of this merger.

I will now turn this over to Dave Keyte, Executive Vice President and Chief Financial Officer.

-------------------------------------------------------------------------------
                                    [SLIDE
                            Financially Compelling]

Depicts a list of the following bullet points:

-    Accretion per share: 5-10%
     Cash Flow
     Production
     Reserves
-    Achieves Critical Mass
     Equity capitalization of $1.5 billion
     Firm value over $2 billion
-    Significantly Improves Credit Profile:
     Net Debt to LTM EBITDA: 1.9x
     EBITDA to LTM Interest: 5.2x
-------------------------------------------------------------------------------

DAVID KEYTE:

Good morning. As exciting as this merger is operationally, it is at least as exciting from a financial point of view. The new Forest Oil provides both sets of shareholders with an interest in an enterprise, which financially ranks as one of the top 10 U.S. independent oil and gas companies. This increased scale will allow us to a) lower the financial cost structure, b) better fund our drilling and development projects, and c) have the name recognition and corporate credit rating required to obtain project financing when needed to support infrastructure investments related to international gas projects.

Specifically, the transaction creates a company with a market capitalization of about $1.5 billion and an enterprise value of over $2 billion. To Forest's shareholders, the transaction is 5-10 percent accretive on a per-share basis in cash flow, production, and reserves in the near term. To Forcenergy shareholders, the transaction allows them to participate in significant exploration projects in Canada and Internationally. Leveraging statistics in the combined company are improved and with the increased size and diversification, we should provide a much stronger credit story.

-------------------------------------------------------------------------------
                                    [SLIDE
                            Pro Forma Capitalization]

Pro Forma Capitalization (Dollars in Millions)

                                           March 31, 2000
                                           --------------
Senior Subordinated Notes                       $  299
Credit Facility (1)                                334
                                                ------
         Total Debt                             $  633
Common Equity (1)                                  603
                                                ------
         Total Book Capitalization              $1,236

Net Debt / Net Capitalization                       51%
Net Debt / LTM EBITDA                              1.9x
EBITDA / LTM Interest Expense                      5.2x


(1) Pro Forma for redemption of preferred securities and merger transaction cost, net of tax
-------------------------------------------------------------------------------

The pro forma capitalization at March 31, 2000, shows debt of about $633 million with $299 million fixed term and $334 million floating in a senior credit facility. The company has been working with Chase to arrange a bank group for a new senior credit facility with a targeted facility size of $600 million and an initial borrowing base of $500 million. This facility will enable us to close the merger transaction, replace both companies' existing credit facilities and begin with approximately $150 million of liquidity.

We are initially projecting combined production of 465 to 500 mmcfe/d in 2000. We estimate on a combined basis we produced 480 to 490 mmcfe/d in the first six months of 2000 and exited June 30 at more than 500 mmcfe/d. Based on a $3.25 and $25.00 price deck for natural gas and oil, respectively, and historical expense rates, this production is forecasted to generate cash flow ranging from $300 to $325 million in 2000. Shares outstanding after giving effect for a 2 for 1 reverse split are estimated to be approximately 48 million shares. EBITDA ranges at that same price deck for 2000 are forecasted at $350 to $375 million. In these forecasts we have ignored one-time transaction and integration costs but have reflected anticipated synergies of about $10 million annually.

-------------------------------------------------------------------------------
                                    [SLIDE
                                 Peer Profile]

Chart, based on SEC filings and First Call Corporation, depicting equity value, firm value, reserves, price/cash flow, firm value/EBITDAX, firm value/Mcfe and reserve life (years) for the following entities: Barrett Resources, Louis Dreyfus, Newfield Exploration, Noble Affiliates, Stone Energy, Triton Energy, Vintage Petroleum, and the New Forest.
-------------------------------------------------------------------------------

The next slide shows the company's new peer group. We believe based upon our track record of success in the strong cash flow driver operations in the Gulf, a modestly leveraged balance sheet and an unparalleled inventory of high-impact exploration opportunities, that we should trade at a significant premium to this group.

-------------------------------------------------------------------------------
                                    [SLIDE
                                Enterprise Value
                            Building Value Over Time]

Bar graph (dollars in millions) showing equity value and net debt combined to form enterprise value at different time periods:

                     Net Debt        Equity Value        Enterprise Value
                     --------        ------------        ----------------
03/15/95               $218            $   65                 $  284
12/31/95                191               345                    536
12/31/96                162               570                    732
12/31/97                237               611                    848
12/31/98                502               360                    862
12/31/99                369               649                  1,017
07/07/00               $392            $  858                 $1,250
Pro Forma               635             1,536                  2,171

-------------------------------------------------------------------------------

Finally, I would like to comment on the successes over the last five years at Forest. When the Anschutz Corporation invested in this company in 1995, it had a market cap of $35 to 40 million and was 99 percent leveraged with several different private and public debt and equity instruments. It operated almost entirely as a small Gulf of Mexico niche player. In the last five years, the company has not only spread its wings from an operational perspective, but has been totally recapitalized into a normally leveraged balance sheet and our share price has more than doubled. Further, due to the significant deleveraging, our bondholders have been rewarded with significant credit momentum.

We are extremely proud of our results over the last five years and achieving the primary goal of building a $1 to 2 billion enterprise with a clear focus on exploration. The new Forest Oil enters the next 5-year period with sound financial footing, a set of assets strategically positioned for a robust North American gas market and numerous significant high impact exploration projects. After running the race for the last 5 years in hipwaders we are excited and anxious to be fitted with track shoes for the next 5-year race.

As you can tell we are tremendously excited about this opportunity. There are two facts I would like for you to take away from here today.

Number one, this combination will create one of the ten largest exploration companies in North America, with one of the largest exposures to high impact plays for a Company of its size.

Number two, the transaction is accretive to cash flow, production, and reserves per share. The resulting company will have a strong balance sheet and high cash flow to fund its exploration and development opportunities without increasing debt.

It obviously creates a much stronger company and results in a win-win situation for both sets of shareholders.

Thanks for being present today by phone or in person. We'll now open the presentation for questions.

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